Item 3
Performance of Wipro Limited for the Quarter endedDecember 31, 2009 January 20, 2010Suresh C SenapatyExecutive Director & Chief Financial Officer

20th January, 2010Financial Summary for the Quarter endedDec 31, 2009 (Indian GAAP) Wipro Limited (Consolidated) Particulars Revenue Growth Rs. Crores YoY Revenue 6,966 5% Profits Before Interest & Tax 1,3622 1% Profits After Tax1, 2172 1% Key Segmental Results Segment Revenue Growth PBIT Growth Rs. Crores YoY Rs. Crores YoY IT Services 5,164 2% 1,227 17% IT Products 1,002 20% 58 34% Consumer Care & Lighting 601 14% 74 21%

Highlights for the Quarter –IT Services •Positive Demand Environment •Stable Operating Margins •Reported revenue at $1,127Mn,sequential growth of 5.8% •Constant currency revenue at $1,117Mn, sequential growth of 4.9% •Margin at 23.8% , flat QoQand 3.2% expansion YoY •Revenues from Fixed Price Projects improved 2.2% sequentially to 42.5% •Gross utilization increased 233bps sequentially to 73.2%

Revenue Dynamics –IT Services Service Lines: TIS grew 9% sequentially & 12% YoY
Product Engineering Services grew 9% sequentially, while BPO grew 7% sequentially
Geographies:
Europe grew 5% sequentially
India & Middle East business grew 16% sequentially & 22% YoY
Other Emerging Markets (which include APAC and Australia) grew 20% sequentially and 57% yoy
Verticals:
Healthcare & Services grew 14% while Energy & Utilities grew 12%, sequentially
Financial Services grew 7% sequentially while Communication & Media Service Provider grew 8%

IT Services – Awards & Recognition

WIPRO
Applying Thought

Awards and Recognition:

- Won the **2009 Global MAKE (Most Admired Knowledge Enterprises) Award** for a third time, for 'developing knowledge workers through senior management leadership' and 'creating an environment for collaborative knowledge sharing'
- Awarded the **5th Annual Davey Award** by the International Academy of Visual Arts for outstanding work in digital design
- Was ranked **8th in India's most valuable Brand (2009)** study carried out by Brand Finance, a global brand valuation firm for Economic Times
- Commitment to mitigating effects of climate change and furthering the green IT agenda recognized by **Asia Case Research Centre (ACRC)**, a premier portal for teaching case studies that has written a case study on Wipro's green IT initiatives
- Won the Outsourcing Institute and Vantage Partners' **RMMY award** for Best Performance Management Process for the second year in succession

IT Services –Deal Wins
Multi-year strategic program with large Europe-based global steel manufacturer, to leverage our business transformation expertise in strategic restructuring for the client
Multi-year outsourcing engagement with leading global tobacco group to improve the effectiveness and efficiency of the application support services for its global operations
India & Middle East business registered some strong wins
Wipro Arabia won a very large order from an upcoming university in Saudi Arabia for end-to-end set up of their IT infrastructure
Turnkey implementation in infrastructure segment of State Data Center projects for Gujarat and Maharashtra
End-to-end implementation of a datacenter for Shipping Corporation of India, and upgrade of disaster recovery infrastructure for Oriental Bank of Commerce

Other Highlights

Wipro Consumer Care and Lighting (WCCL)

- Consumer Care and Lighting business recorded Revenues of Rs. 6.01 billion, a growth of 14% YoY and PBIT of Rs. 740 million, a growth of 21% YoY.
- International Business had a great quarter with leading growth in Vietnam, China and Indonesia.
- Yardley acquisition in personal care category which was earlier announced by us on 5th Nov 09 has been consolidated for reporting since 9th Dec 2009.
- Santoor, our flagship brand, remains the #1 toilet soap brand in South India both in urban and rural.

Wipro Infrastructure Engineering (WIN)

- We have seen robust recovery in India.
- Europe market has bottomed out. We have grown our market share through the recession.

WIN-Eco-energy:

- We continue to make big strides in this start-up business.
- We won the first contracts for consulting and implementation of utility scale Solar Photo Voltaic Plants.
- Our confidence in our business model has increased significantly, validated by the market.
- This business model is that of consulting led multi-technology solutions for renewable energy and energy efficiency.

Summary Positive Demand Environment
•Broad based growth driven by significant uptick in volumes Solid Execution
•Stable margins despite the lesser number of working days, shutdowns and strong rupee appreciation Robust deal funnel
•Deal pipeline remains among the strongest we have seen Our portfolio of services
•Our broad portfolio of services and strong delivery excellence continues to position us as a partner of choice with customers, as they focus on capital conservation and cost transformation
Investment
We continue to ‘invest’ –In new Technologies, In new Solutions, In people, In Non-linearity
We see greater traction from our strategic acquisitions

Looking ahead Looking ahead, for the quarter ending March 31, 2010, we expect the Revenue from our IT Services business to be in the range $1161Mn* to $1183Mn*
*Based on constant currency exchange rates of GBP/USD at 1.63, Euro/USD at 1.46, AUD/USD at 0.91, USD/INR at 46.64

Supplemental Data
Financial Results as per IFRS
Key Operating Metrics in IT Services

Financial Summary for the Quarter endedDecember 31, 2009 (IFRS) Wipro Limited (Consolidated) Particulars Revenue Growth Rs. Crores YoY Revenue 6,977 6% Profits Before Interest & Tax1,354 22% Profits After Tax1, 203 19% Key Segmental Results Segment Revenue Growth PBIT Growth Rs. Crores YoY Rs. Crores YoY IT Services5,165 2% 1,218 17% IT Products1,011 22% 61 51% Consumer Care & Lighting 574 18% 75 20%

Key Operating Metrics in IT Services for the Quarter ended December 31, 2009

Particulars	Q3 10	Q2 10	Q3 09
Revenue Composition:			
Technology, Media & Telecom	26.1%	26.4%	28.8%
Financial Services	25.8%	25.7%	26.0%
Manufacturing	15.1%	15.6%	15.3%
Healthcare & Services	8.7%	8.1%	7.3%
Retail & Transportation	14.8%	15.2%	14.5%
Energy & Utilities	9.5%	9.0%	8.1%
Geography Composition:			
US	57.1%	58.4%	60.0%
Europe	26.3%	26.5%	26.1%
Japan	1.6%	1.6%	2.4%
India & Middle East business	8.9%	8.1%	7.5%
Other Emerging Markets	6.1%	5.4%	4.0%
People related			
Number of employees	1,02,746	97,891	96,965
Net Additions	4855	(630)	(587)

Key Operating Metrics in IT Services for the Quarter ended December 31, 2009
ParticularsQ3 10 Q2 10Q3 09
Customer Concentration:Top CustomerTop 5Top 10 2.6%2.7%2.5%
10.8%11.3%11.3% 19.5%19.7%20.2%
Active CustomersNo. of New Customers Revenue fromNew Customers
8228408823137312.2%1.9% 3.3%ParticularsQ3 10 Q2 10Q3 09
Onsite Revenue (IT Services)Off Shore Revenue (IT Services)50.3%49.9%53.2%
49.7%
50.1%46.8% $50 M$20-50Mn$10 -$20Mn161616
373536 424837$5 -$10Mn
$3-$5Mn
615362Customer Size Distribution:
776480$1-$3MnTotal >$1Mn 165187205
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